October 4, 2012

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Western Asset Middle Market Debt Fund Inc. (the “Fund”)
Responses to Comments on Registration Statement on Form N-2
File Nos. 333-183235; 811-22734

Dear Ms. Lithotomos:

On behalf of Western Asset Middle Market Debt Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by e-mail and by letter from the staff of the Commission (the “Staff”) dated September 6, 2012, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

The Fund intends to launch its initial public offering as early as October 15, 2012. With this aim in mind, the Fund requests that the Staff of the Commission provide any further comments to the Fund’s Registration Statement as soon as possible.

Prospectus Cover Page

Investment Objective – Page (i)

1.    The Fund’s primary investment objective is to provide high income. Please clarify the meaning of the term “high income” in contrast to “income.”

In response to the Staff’s comment, the Fund respectfully submits that income, as used in the Fund’s primary investment objective, denotes that the Fund seeks to pay current income to investors. High income, as used in the Fund’s investment objective, denotes that, based on the

1

Fund’s anticipated investments in below investment grade securities of middle market companies, the Fund seeks to achieve a high level of current income.

Leverage – Page (ii)

2.    Please disclose the percentage limitation on borrowing using reverse repurchase agreements. If there is no percentage limit, disclose this and the attendant risks. Also, please disclose whether the Fund may borrow for purposes other than leverage.

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages ii, 5 and 36 as follows: “The Fund may seek to enhance the level of its current distributions to holders of Common Stock through the use of leverage. The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33 1/3% of the Fund’s Managed Assets immediately after such Borrowings. In addition, the Fund may enter into additional reverse repurchase agreements and use similar investment management techniques that may provide leverage, but which are not ~~subject to the foregoing 33 1/3% limitation~~ considered senior securities under the 1940 Act, so long as the Fund has covered its commitments with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Although certain forms of effective leverage used by the Fund, such as covered reverse repurchase agreements, may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Fund's limitation on the use of Borrowings.”

In response to the Staff’s comment, the Fund confirms that it does not currently intend to borrow for purposes other than leverage.

3.    The prospectus discloses that the Fund may use leverage though loans from certain financial institutions. Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, are there any terms that materially affect the Fund (e.g., any pledge of assets or limits on portfolio instruments).

In response to the Staff’s comment, the Fund refers to the disclosure on pages ii, 5, and 36 of the Registration Statement which states that, “The Fund does not initially intend to incur Borrowings.”

The Fund respectfully notes that the terms of any future line of credit have not yet been negotiated. In response to the Staff’s comment, the Fund has revised page 36 of the Registration Statement to state, “The Fund expects that any credit facility it may enter into in the future may contain customary covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies, limit the amount of illiquid securities the Fund may hold and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios that may be more stringent than those required by the 1940 Act. The Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund anticipates that any such credit facility would have customary covenant, negative covenant and default provisions.”

Distributor – Page (ii)

4.    The prospectus discloses that the sales load for any one stockholder will be payable to LMIS or a dealer appointed by LMIS. In addition, LMIS may receive a portion of any sales load paid to a dealer (which it appoints). Please disclose the procedures for calculating the amounts paid to LMIS and the dealer.

In response to the Staff’s comment, the Fund has revised the disclosure on the cover of the Registration Statement to state that, “The sales load will be imposed by and paid to the party responsible for selling the Common Stock to an investor.” The Fund has made further revisions throughout the Registration Statement to clarify that the sales load is payable to either LMIS or a Dealer, as applicable.

Limited Term – Page (ii)

5.    The prospectus discloses that the Fund’s termination date can be extended beyond December 31, 2021, with shareholder approval. Given that the Fund may extend the date of its termination, please clarify whether the Fund will deviate from its 80% investment policy during the extended term and during the initial wind down period of two years. In other words, please disclose whether the Fund will be permitted to deviate from the 80% investment policy for a period in excess of the two years described in the prospectus. We may have further comments after this information is provided.

In response to the Staff’s comment, the Fund refers to page 4 of the Registration Statement which states that, “It is anticipated that the Fund will terminate on or before December 31, 2020… If the Fund’s board of directors (the “Board of Directors”) determines that under then current market conditions it is in the best interests of the Fund to do so, the Fund may extend the termination date for one year, to December 31, 2021, without a ~~shareholder~~ stockholder vote…Beginning two years before the termination date (the “wind-down period”), LMPFA and Western Asset may begin liquidating all or a portion of the Fund’s portfolio through opportunistic sales. During the wind-down period the Fund may deviate from its investment strategy of investing at least 80% of its Managed Assets in debt securities of middle market companies.”

The extent to which the Fund will deviate from its policy of investing at least 80% of its Managed Assets in debt securities of middle market companies for a period in excess of two years has not been determined at this time. In the event that Fund seeks to extend the wind down period beyond December 31, 2021, any modification to the Fund’s investment policies would be described in the Fund’s proxy statement.

No Prior History and No Liquid Market – Page (iii)

6.    The Fund is designed primarily for “long-term” investors. Please clarify what the Fund means by long-term, given that the Fund will terminate, unless action is taken, within eight years, a relatively short period of time.

In response to the Staff’s comment the Fund respectfully submits the following. The Fund seeks to pay current income to investors in accordance with its investment objectives and investment strategies. The Fund seeks to provide investors with exposure to fixed-income securities of middle market issuers. Although the Fund’s life will be shorter than that of a fund with a perpetual term, the Fund’s intention to make regular distributions to investors prior to commencing the wind-down period constitutes a long term investment opportunity. In addition, the Fund believes it is important to describe itself as a long term investment given the limited liquidity stockholders will have.

Prospectus Summary

Who May Want to Invest – Page 1

7.    Please clarify what the Fund means by a “long-term investment,” given that the Fund may terminate in a relatively short period of time, eight years. Also, please add the word “a” prior to “unique investment opportunity.”

In response to the Staff’s comment, the Fund respectfully submits the following. The Fund believes it is appropriate to describe itself as a long-term investment because it seeks to pay income to investors over the course of several years. It also believes that the designation “long-term” is important because the shares of the Fund will not be exchange listed. Investors in the Fund will have limited liquidity prior to the commencement of annual tenders and should view an investment in the Fund as a long term investment.

The Fund has revised the second bullet point in the section “Who May Want to Invest” as requested by the Staff.

Limited Term – Page 4

8.    The prospectus states that securities placed in a liquidating trust may be held for an indefinite period of time. Please disclose whether the trust will pay any interest or be insured in any way until the securities are sold or paid out.

In response to the Staff’s comment, the Fund respectfully submits the following. If the Fund holds securities at the time of its liquidation that are illiquid it may place such securities in a liquidating trust. To the extent that such securities continue to pay interest or dividend income, it is anticipated that such income would be passed through to stockholders of the Fund. It is not anticipated that the Fund would obtain insurance for the liquidating trust.

Leverage – Page 5

9.    Please disclose the total amount of borrowing the Fund may have outstanding.

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages ii, 5 and 36 to state that: “The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33 1/3% of the Fund’s Managed Assets immediately after such Borrowings. In addition, the Fund may enter into additional reverse repurchase agreements and use similar investment management techniques that may provide leverage, but which are not ~~subject to the foregoing 33 1/3% limitation~~ considered senior securities under the 1940 Act, so long as the Fund has covered its commitments with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Although certain forms of effective leverage used by the Fund, such as covered reverse repurchase agreements, may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Fund's limitation on the incurrence of Borrowings.”

Derivatives – Page 5

10.    The prospectus states that the Fund may invest without limit in derivative instruments for hedging, risk management, and investment purposes. Please disclose what types of derivatives the Fund expects to invest in and how the Fund expects to use them. Also, please confirm to the staff that the Fund has made adequate disclosure in this regard. See Letter to Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages 6 and 33 to state that: “The Fund may buy or sell derivative instruments primarily for hedging and risk management purposes, although the Fund may also use derivative instruments for investment purposes. The Fund’s investments in currency derivatives will only be for hedging purposes. Investment in derivative instruments is not a principal investment strategy of the Fund. Derivative instruments include options contracts, futures contracts, options on futures contracts, indexed securities, currency forwards, credit default swaps, interest rate swaps and other swap agreements. The Fund anticipates that its primary investments in derivatives will entail investments in futures, options, swaps and currency forwards, although the Fund may also invest in other forms of derivatives.”

In response to the Staff’s comment, the Fund confirms that it has made adequate disclosure in this regard.

11.    With regard to all derivatives, disclose specifically if the Fund will sell or write the derivatives. Also, disclose the unlimited risk potential this creates.

In response to the Staff’s comment, the Fund refers to the disclosure on pages 6 and 33 of the Registration Statement which states that, “The Fund may buy or sell derivative instruments primarily for hedging and risk management purposes, although the Fund may also use derivative instruments for investment purposes.” In addition, the Fund refers to the disclosure on pages 7 and 34 of the Registration Statement which states that, “In addition, because losses on certain derivative instruments arise from changes in the value of a reference security or other asset, such losses are theoretically unlimited.”

Distributions – Page 6

12.    Will the quarterly distributions under a managed distribution policy the Fund may implement in the future include return of capital distributions? If so, please revise the disclosure to discuss all the ramifications from distributions with returns of capital. Specifically, disclose that the return of capital is a return of the shareholder’s original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price.

In response to the Staff’s comment, the Fund respectfully submits that it has no current intention to undertake a managed distribution policy.

Non-U.S. Subadviser – Page 8

13.    Please explain to the staff how the Fund’s arrangement with the non-U.S. subadviser is consistent with the provisions of the 1940 Act and the Investment Advisers Act of 1940 (“Advisers Act”). Please address issues that may arise in utilizing a non-U.S. subadviser, including, but not limited to, whether the subadviser is registered under the Advisers Act; whether the Fund and non-U.S. subadviser have executed a valid advisory contract in compliance with section 15 of the 1940 Act; whether the non-U.S. subadviser has custody of any of the Fund’s assets (where and how will assets be held); whether it will be subject to service of process; and whether its books and records will be available to the Commission for inspection. Also, please disclose whether the Non-U.S. Subadviser will be supervised by the Subadviser or the Manager.

In response to the Staff’s comment, the Fund respectfully submits the following. The Non-U.S. Subadviser is registered as an investment adviser under the Advisers Act. Western Asset and the Non-U.S. Subadviser have entered into a subadvisory agreement which has been approved by the Fund in compliance with Section 15 of the 1940 Act. As disclosed in the prospectus, the Non-U.S. Subadviser has designated the Secretary of the U.S. Securities and Exchange Commission as its agent to accept service of process. The books and records of the Non-U.S. Subadviser will be subject to inspection. Western Asset supervises the Non-U.S. Subadviser in performing services for the Fund. The Non-U.S. Subadviser does not have custody of any Fund assets (assets are held in the foreign sub-custody network of the fund’s custodian, State Street Bank).

Summary of Fund Expenses – Page 26

14.    Given there is no line item in the fee table for acquired fund fees and expenses (“AFFE”), please confirm the Fund does not expect to incur any during its first year of operation or that they are less than one basis point of average net assets of the Fund and are included within “other” expenses. Otherwise, please add a caption for the AFFE and estimate the amounts the Fund expects to pay during the first year of operations.

In response to the Staff’s comment, the Fund confirms that it does not expect to incur acquired fund fees and expenses during its first year of operations.

15.    Briefly define the word “reallowed” as used in footnote 4 to the fee table.

In response to the Staff’s comment, the Fund respectfully submits that it has removed the disclosure indentified by this comment.

16.    Please disclose the assumption on the amount the Fund expects to borrow (including through preferred securities) in the first year.

In response to the Staff’s comment, the Fund confirms that it does not intend to incur Borrowings in its first year of operations.

Percentage Limitations – Page 30

17.    The prospectus states that the percentage limitations described in the prospectus are as of the time of investment by the Fund. Please disclose what actions, if any, the Fund may take to adjust the percentages back to the limitations disclosed in the prospectus and Statement of Additional Information should there be a significant increase or decrease in the percentages.

In response to the Staff’s comment, the Fund respectfully submits the following. As disclosed in the Fund’s Registration Statement, the Fund seeks to implement its investment strategy by, under normal market conditions, investing at least 80% of the Fund’s Managed Assets in debt securities, including loans, issued by middle market companies. As further disclosed, “middle market” refers to companies with annual revenues of between $100 million and $1 billion at the time of investment by the Fund. If the issuer of a security held by the Fund earns less than $100 million in revenue, or more than $1 billion in revenue, in a period subsequent to that in which the Fund purchased the issuer’s securities, such securities will still be deemed middle market for purposes of the Fund’s investment guidelines. If the Fund determines in the future that its portfolio varies significantly from this or another percentage limitation imposed at the time of investment, it will consider adjustments to the portfolio, with the principal aim of maintaining shareholder value, based on then current market conditions. The Fund, however, will not be required to adjust the percentages back to percentage limitations imposed at the time of investment.

Portfolio Contents – Page 31

18.    The prospectus states that the Fund may invest in structured notes and other related instruments to fulfill its investment strategy. Please disclose who issues the structured notes and what creditworthiness standards the Fund will use to evaluate them.

In response to the Staff’s comment, the Fund respectfully submits the following. Page 34 of the Registration Statement states that, “The Fund may invest in “structured” notes and other related instruments to fulfill its investment strategy to invest at least 80% of the Fund’s Managed Assets in debt securities, including loans, issued by middle market companies…Structured instruments may be issued by corporations, including banks, as well as by governmental agencies… The Fund’s investments in structured notes will consist primarily of corporate issuers and be subject to Western Asset’s fundamental credit research and risk control process.”

19.    The prospectus discloses that the Fund may invest in credit default swaps for investment and hedging purposes. Please disclose the type of credit default swaps the Fund will buy and sell, and whether they will be based on the fixed income securities in the portfolio or on some other basis. Also, disclose the percentage limit the Fund may sell and the risks to the Fund of such investments.

In response to the Staff’s comment, the Fund refers to the disclosure on page 12 of the SAI which states that, “The Fund may buy or sell credit default swaps (referencing either a single issuer, a basket of issuers, or an index (“CDX”)). The Fund may buy or sell credit default swaps with a net notional amount of up to 20% of the Fund’s Managed Assets, ~~and may sell credit default swaps in an amount up to 33 1/3% of the Fund’s Managed Assets~~. The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Fund.”

Risks – Page 38

20.    Please disclose more fully whether a managed distribution policy will be implemented.

In response to the Staff’s comment, the Fund respectfully submits that it has no current intention to implement a managed distribution policy.

21.    Please disclose the anti-takeover provisions in the risks or cross-reference the discussion that appears later in the prospectus.

In response to the Staff’s comment the Fund respectfully submits the following. The risk factor titled “Anti-Takeover Provisions,” on page 48 of the prospectus, provides a cross reference to the section titled “Certain Provisions in the Articles of Incorporation and By-Laws.”

Below Investments (High-Yield or Junk Bond) Securities Risk – Page 40

22.    Please disclose the percentage the Fund intends to invest in foreign securities, emerging markets, and high-yield or junk bonds.

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 31 to state, “Initially, the Fund may invest up to [20]% of its Managed Assets in foreign securities, including emerging markets securities.”

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages 2 and 29 to state that, “There is no limit on the percent of its portfolio the Fund may invest in below investment grade securities.”

Foreign Securities and Emerging Markets Risk – Page 44

23.    Please disclose whether the Fund’s investing in foreign securities as part of the 80% in middle market companies. If so, please state whether the Fund uses the same market capitalization test in order to determine what is a middle market company.

In response to the Staff’s comment, the Fund refers to page 31 of the Registration Statement, which states that “The Fund may invest in foreign (non-U.S.) securities of both middle market and non-middle market issuers.” In addition, the Fund confirms that it will use the same revenue test in order to determine whether a foreign issuer is a middle market company.

Manager – Page 54

24.    Disclosure in this section of the prospectus indicates the Fund will pay all of its offering expenses, however, the fee table states that the Adviser pays them. Please reconcile. Otherwise, state that the common shareholders of the Fund pay these expenses. Also, when the Fund uses leveraging, the fees paid to the Adviser and subadviser will be higher because the fees are based on the Fund’s managed assets, therefore, please disclose that the manager and subadviser have incentive to leverage the Fund.

In response to the Staff’s comment, the Fund has revised the disclosure on page 8 of the Registration Statement to state, “The Fund will pay all of its offering expenses, ~~representing approximately $ per share of Common Stock~~ up to $2.00 per share of Common Stock, and LMPFA has agreed to pay (i) all of the Fund’s organizational expenses, which are estimated to be $86,000, and (ii) the Fund’s offering expenses (other than the sales load), to the extent offering expenses are in excess of $2.00 per share.”

In response to the Staff’s comment, the Fund refers to the disclosure on page 6 of the Registration Statement, which states that, “During periods when the Fund is using leverage through Borrowings, the fees paid to LMPFA and Western Asset for advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the principal amount of the Borrowings. This means that LMPFA and Western Asset have a financial incentive to increase the Fund’s use of leverage.”

Sub-adviser and Non-U.S. Subadviser – Page 54

25.    Please explain what is meant by the sub-adviser’s “supervised affiliates” and whether they are also affiliates of the Manager.

In response to the Staff’s comment, the term “supervised affiliates” refers to the Fund’s Non-U.S. Subadviser, Western Asset Management Company Limited in London, as well as Western Asset Management Company Pte. Ltd. in Singapore and Western Asset Management Company

Ltd. in Japan. The Fund respectfully notes that Western Asset and its supervised affiliates operate together and are each affiliates of LMPFA.

26.    Please advise the staff why the fees paid by the adviser to Non-U.S. Subadviser are based on net assets, while the Adviser and Subadviser fees are paid based on gross or managed assets. Also, please disclose how the Fund will pay the non-U.S. Subadviser a fee for its services at no “additional expense to the Fund.”

In response to the Staff’s comment, the Fund respectfully submits the following. The management fee paid by the Fund to LMPFA is paid as a percentage of the Fund’s Managed Assets. The subadvisory fee paid by LMPFA to Western Asset is paid as a percentage of the management fee LMPFA receives from the Fund. The fee paid by Western Asset to the Non-U.S. Subadviser is paid based on the assets allocated to the Non-U.S. Subadviser, and thus like the management fee and the subadvisory paid to Western Asset, is paid based on Managed Assets.

In response to the Staff’s comment the Fund has revised the Registration Statement on page 56 to state that, “No advisory fee will be paid by the Fund directly to the Non-U.S. Subadviser.”

Certain Provisions in the Articles of Incorporation and By-Laws – Page 63

27.    The prospectus states that the Board may elect to be subject to the control share acquisition statute at any time in the future. Please disclose that the staff has taken the position that a Fund that opts in to the provisions of such statute in this manner is inconsistent with the requirements of 1940 Act. See Boulder Total Return Fund, Inc. S.E.C. No-Action Letter (November 15, 2010). Please clarify that the Fund may opt into a control share acquisition statute only subject to a determination that it is consistent with the 1940 Act by the Commission or a court of competent jurisdiction.

In response to the Staff’s comment the Fund has revised the Registration Statement on page 63 to state that “The Board will not elect to be subject to the control share acquisition statute without the prior written consent of the Commission. The staff of the Commission has taken the position that it is inconsistent with the requirements of the 1940 Act for a fund to opt into the provisions of the control share acquisition statute in this manner.”

Statement of Additional Information

Investment Restrictions – Page 2

28.    Disclosure in this section states that the Fund reserves the right to invest more than 25% of its assets in industrial development bonds and private activity securities. Please clarify that the Fund may not invest more than 25% of it is assets in industrial bonds and private activity securities backed by revenues derived from one industry. Also, please disclose how investing in more than 25% of its assets in such securities would affect the Fund’s investment policy.

In response to the Staff’s comment the Fund notes that it has removed the disclosure related to industrial bonds and private activity securities.

General Comments

29.    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

The Fund confirms that it will address any additional comments the Staff may have after subsequent reviews of the Registration Statement.

30.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund confirms that it has not submitted nor does it expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Jeremy Barr (212-455-2918) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP